Automatic YRT

Reinsurance Agreement

between

RiverSource Life Insurance Co. of New York

Albany, New York

(hereinafter referred to as the "Ceding Company")

and

[*]

(hereinafter referred to as the "Reinsurer")

Effective [*]

Treaty [*]

Table of Contents
Article 1	–	Preamble
		1.1	Parties to the Agreement
		1.2	Entire Agreement
		1.3	Compliance
		1.4	Good Faith
Article 2	–	Automatic Reinsurance
Article 3	–	Facultative Reinsurance
Article 4	–	Commencement of Liability

4.1Automatic Reinsurance

4.2Facultative Reinsurance

4.3Conditional Receipt or Temporary Insurance

Article 5	–	Reinsured Risk Amount
Article 6	–	Premium Accounting
		6.1	Premiums
		6.2	Payment of Premiums
		6.3	Delayed Payment
		6.4	Failure to Pay Premiums
		6.5	Premium Rates

Article 7 – Reductions, Terminations and Changes

7.1Reductions and Terminations

7.2Noncontractual Increases

7.3Contractual Increases

7.4Risk Classification Changes

7.5Reinstatement

Article 8 – Replacements and Conversions

8.1Internal Replacements

8.2Conversions

8.3Transition

Article 9 – Claims

9.1Notice

9.2Claim Settlement Process

9.3Amount and Payment of Reinsurance Benefits

9.4Contested Claims

9.5Claim Expenses

9.6Misrepresentation or Suicide

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9.7Misstatement of Age or Sex

9.8Extra Contractual Obligations

Article 10 – Credit for Reserves

Article 11 – Retention Limit Changes

Article 12 – Recapture

Article 13 – General Provisions

13.1Currency

13.2Premium Tax

13.3Minimum Cession

13.4Inspection of Records

13.5Interest Rate

13.6Notices

13.7Governing Law

13.8Survival

13.9OFAC Compliance

13.10Non-Waiver

13.11Non-Transferability

Article 14 – DAC Tax

Article 15 – Offset

Article 16 – Insolvency

16.1Insolvency of a Party to this Agreement

16.2Insolvency of the Ceding Company

16.3Insolvency of the Reinsurer

Article 17 – Errors and Omissions

Article 18 – Dispute Resolution

Article 19 – Arbitration

Article 20 – Confidentiality

Article 21 – Severability

Article 22 – Duration of Agreement

Article 23 – Execution

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Exhibits

A− Retention Limits of the Ceding Company

B− Plans Covered and Binding Limits

C− Forms, Manuals, and Issue Rules

D− Reinsurance Premiums

E− Self-Administered Reporting

F− Application for Facultative Reinsurance Form

iii

Article 1

PREAMBLE

1.1Parties to the Agreement

This is a Yearly Renewable Term (YRT) agreement for indemnity reinsurance (the

"Agreement") solely between RiverSource Life Insurance Co. of New York (the "Ceding Company"), an insurance company domiciled in the State of New York, and [*] (the "Reinsurer"), collectively referred to as the "parties".

The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and the insured, owner or beneficiary of any insurance policy of the Ceding Company.

1.2Entire Agreement

This Agreement constitutes the entire agreement and supersedes any letter of intent between the parties with respect to the business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

1.3Compliance

This Agreement applies only to the issuance of insurance by the Ceding Company in a jurisdiction in which it is properly licensed.

1.4Good Faith

This Agreement is entered into in reliance on the utmost good faith of the parties and requires the continuing utmost good faith of the parties, their representatives, successors and assigns. This includes a duty of full and fair disclosure of any material information respecting the formation and continuation of this Agreement and the business reinsured hereunder. This also includes a duty to provide prompt notice to the other party in the event the notifying party becomes insolvent as described in Article 16. Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed.

Article 2

AUTOMATIC REINSURANCE

2.1On and after the effective date of this Agreement, the Reinsurer will automatically accept a portion of the mortality risk on life insurance policies and riders directly issued by the Ceding Company and listed in Exhibit B − Plans Covered and Binding Limits. The Reinsurer will automatically accept its share of mortality risk on the above-referenced policies and riders within the limits shown in Exhibit B, provided that the insured is a resident of the United States or Canada, or meets the requirements for an International Client, all as set forth in the Ceding

Company's Guidelines For Underwriting International Clients referenced in Exhibit B, and provided that:

(a)the Ceding Company keeps its retention, as shown in Exhibit A − Retention Limits of the Ceding Company, and

(b)the Ceding Company applies its normal underwriting guidelines, as stated in Exhibit C − Forms, Manuals and Issue Rules, and

(c)the sum of all amounts in force and applied for on the life with the Ceding Company, excluding amounts being internally replaced, does not exceed the Automatic Binding Limits set out in Exhibit B, and

(d)the amount of life insurance in force in all companies, including any coverage to be replaced plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit B, and

(e)[*]

It is understood and agreed that Reinsurer will generally accept Ceding Company's underwriting decisions so long as Ceding Company's underwriters act in good faith and in a manner substantially consistent with Ceding Company's underwriting guidelines and manual, age and amount requirements and control procedures, thus allowing for the application of reasonable underwriting judgment (which involves the application of positive and negative underwriting factors or considerations), and for unintentional mistakes provided that such mistakes are not material or systemic or part of a pattern that evidences disregard for the Company's underwriting and procedural requirements.

The Ceding Company may not reinsure the amount it has retained on the business covered under this Agreement, as provided for in Exhibit A, on any basis without the Reinsurer's written consent; however nothing herein shall prevent Ceding Company from transferring a block of business reinsured hereunder to another party pursuant to an indemnity reinsurance agreement.

Article 3

FACULTATIVE REINSURANCE

3.1The Ceding Company may submit any application on a plan or rider identified in

Exhibit B − Plans Covered and Binding Limits, to the Reinsurer (or any other reinsurer) for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to the Reinsurer an Application for Facultative Reinsurance, providing information similar to the example outlined in Exhibit F – Application for Facultative Reinsurance. Accompanying this application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners' reports, attending physicians' statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also will notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to the Reinsurer.

After consideration of the application for facultative reinsurance and related information, the Reinsurer will promptly inform the Ceding Company of its underwriting decision. The Reinsurer's offer will expire at the end of one hundred twenty (120) days, unless otherwise specified by the Reinsurer in its offer.

If the Ceding Company accepts the Reinsurer's offer, then the Ceding Company will note its acceptance in its underwriting file and include the policy on the next billing statement issued to the Reinsurer following policy activation. Reinsurer agrees the reinsurance offer will be deemed accepted by Ceding Company at the point in time Ceding Company makes such notation in its underwriting file in accordance with the Ceding Company's standard facultative placement procedures.

Changes in plan, contract number, policyowner, or amount of coverage may be made subsequently by the Ceding Company without obtaining another offer from the Reinsurer provided such changes are within the amount approved by the Reinsurer and do not change the underlying risk. Coverage for any Automatic Increasing Benefit Rider shall be provided in accordance with this Agreement notwithstanding any notations on the offer that say "no benefits", "benefits excluded", or words of similar import.

The relevant terms and conditions of the Agreement will apply to those facultative offers made by the Reinsurer which are accepted by the Ceding Company. Nothing herein prevents the Ceding Company from retaining the risk on a policy that was facultatively shopped or placing the policy with a different facultative reinsurer.

Article 4

COMMENCEMENT OF LIABILITY

4.1Automatic Reinsurance

For automatic reinsurance, the Reinsurer's liability will commence at the same time as the Ceding Company's liability, including liability under any conditional receipt or temporary insurance provision.

4.2Facultative Reinsurance

For facultative reinsurance, the Reinsurer's liability will commence at the same time as the Ceding Company's liability, including liability under any conditional receipt or temporary insurance provision, provided that the Reinsurer has made a facultative offer and that offer was accepted in accordance with the terms of this Agreement. Notwithstanding anything to the contrary in Article 2.1 above, for any application submitted for facultative consideration to any reinsurer, automatic reinsurance coverage shall be provided in accordance with the conditional receipt and temporary insurance provisions of Article 4.3 below, until such time that facultative coverage with any reinsurer commences in accordance with the applicable reinsurance agreement between the Ceding Company and the reinsurer.

4.3Conditional Receipt or Temporary Insurance

Reinsurance coverage under a conditional receipt or temporary insurance provision is limited to the Reinsurer's share of amounts within the conditional receipt or temporary coverage limits shown in Exhibit B − Plans Covered and Binding Limits. Such coverage includes temporary insurance where required by law notwithstanding any conditions or limitations contained in the conditional receipt or temporary insurance provision.

Article 5

REINSURED RISK AMOUNT

5.1Reinsured risk amounts will be calculated on each policy anniversary; during a policy year, reinsured risk amounts are adjusted if and only if there is an increase or decrease in policy specified amount or, if incremental benefit payments, available only on Option 1, are made by the Ceding Company to an insured under an accelerated benefit rider for chronic illness ("LTC Rider"). The reinsured risk amount is equal to the Reinsured Net Amount at Risk on each policy or rider as defined below. Payment by the Reinsurer of any amount owed in accordance with the terms set forth below, other than refund of reinsurance premiums, shall only be paid by the Reinsurer to the Ceding Company upon the death of the insured.

Option 1, Base Policy, active policies: The Net Amount at Risk is equal to the sum of

(a)Death Benefit minus the Policy Value, where the Death Benefit is the greater of the Specified Amount or the Policy Value multiplied by the tax corridor; and

(b)Cumulative benefit payments made by the Ceding Company pursuant to a LTC Rider less cumulative reductions in Policy Value associated with payments made under the LTC Rider.

The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B – Plans Covered and Binding Limits.

Option 1, Base Policy, inactive policies: If the underlying policy has terminated for a reason other than death, and there have been benefit payments under a LTC Rider, then the Net Amount at Risk is equal to the sum of:

(a)Cumulative benefit payments made by the Ceding Company under the LTC Rider less cumulative reductions in Policy Value associated with payments made under the LTC Rider whether prior to or after policy termination; and

(b)Any remaining potential benefit payments under the LTC Rider.

Once no further benefit payment under the LTC Rider is possible, such as at the death of the insured, the Net Amount at Risk is reduced to cumulative benefit payments made under the LTC Rider less cumulative reductions in Policy Value associated with payments made under the LTC Rider, and the Reinsurer will refund to the Ceding Company the reinsurance premiums associated with the difference between the Net Amount at Risk calculation at the date the underlying policy has terminated for a reason other than death and the Net Amount at Risk calculation at the date no further benefit payment under the LTC Rider is possible.

The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B – Plans Covered and Binding Limits. Reinsurance coverage for the Reinsured Net Amount at Risk will continue until the death of the insured.

Option 2, Base Policy: The Net Amount at Risk is equal to the Death Benefit minus the Policy Value, where the Death Benefit is the greater of the Specified Amount plus the Policy Value or the Policy Value multiplied by the tax corridor. The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B.

Riders: For a Base Insured Rider and Other Insured Rider, the Net Amount at Risk is the face value of the Rider, which shall be considered the Specified Amount for purposes of this Agreement. The Reinsured Net Amount at Risk is defined as the Specified Amount of the Rider at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B.

Increases in the Net Amount at Risk of the Base Policy due to an Automatic Increasing Benefit Rider, and fluctuations in the Net Amount at Risk of the Base Policy caused by the normal workings of the Policy Value, will be shared by the Ceding Company and the Reinsurer on the same basis as described in Exhibit B.

Terms used in this Article 5, including Option 1 and Option 2, shall be interpreted in a manner consistent with the policies.

Article 6

PREMIUM ACCOUNTING

6.1Premiums

Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement (either automatic or facultative) are shown in Exhibit D − Reinsurance Premiums. Reinsurance premiums will be determined by applying the reinsurance premium rates to the Reinsured Net Amount at Risk. The reinsurance premium rates shall be calculated net of allowances as shown in Exhibit D.

Reinsurance premium rates, including allowances, may not be changed by the Reinsurer over the duration of this Agreement except as provided in Article 6.5 below.

Premium adjustments due either party will be calculated and paid in the event of mid-year policy increases or decreases, terminations, death claims, and other changes as appropriate.

6.2Payment of Premiums

Reinsurance premiums are payable annually in advance. The Ceding Company will calculate the amount of reinsurance premium due and, within thirty (30) days after the end of the month, will send the Reinsurer a statement that contains the information shown in Exhibit E − Self- Administered Reporting, showing reinsurance premiums due for that period. If an amount is due the Reinsurer, the Ceding Company will remit that amount together with the statement. If an amount is due the Ceding Company, the Reinsurer will remit such amount within fifteen (15) days of receipt of the statement.

If the Ceding Company overpays a reinsurance premium and the Reinsurer accepts the overpayment in error, the Reinsurer's acceptance in and of itself will not create reinsurance liability beyond what is provided for in this Agreement. If the Ceding Company fails to make a full premium payment for a policy or policies reinsured hereunder, due to an error or omission as described in Article 17, the amount of reinsurance coverage provided by the Reinsurer shall not be reduced. However, once the underpayment is discovered, the Ceding Company will be required to pay to the Reinsurer the difference between the full premium amount and the amount actually paid, without interest. If payment of the full premium is not made within sixty

(60) days after the discovery of the underpayment, the underpayment shall be treated as a failure to pay premiums and will be subject to Article 6.4 below.

6.3Delayed Payment

Premium balances that remain unpaid for more than thirty (30) days after the Remittance Date will incur interest from the end of the reporting period. The Remittance Date is defined as thirty (30) days after the end of the reporting period. Interest will be calculated using the index specified in Article 13.5 − Interest Rate.

6.4Failure to Pay Premiums

The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days of the Remittance Date, the Reinsurer will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Ceding Company thirty (30) days written notice of its intention. Such notice will be sent by certified mail in the manner specified in Article 13.6.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty (30) day notice period, are not paid before the expiration of the notice period, the Reinsurer will be relieved of all liability under those policies as of the last date for which premiums have been paid for each policy. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date for which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer's right to collect premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) days notice.

The Ceding Company will not force termination under the provisions of this Article solely to avoid the provisions of Article 12 − Recapture, or to transfer the reinsured policies to another reinsurer.

6.5Premium Rates [*]

Article 7

REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, the Reinsurer will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Ceding Company will attempt to advise the Reinsurer of any such change within sixty (60) days of its effective date.

7.1Reductions and Terminations

In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Ceding Company will, in order to maintain its full retention, reduce or terminate reinsurance on that life. If there is a reduction on a policy reinsured under this Agreement, the Ceding Company's Retained Share will be adjusted, if necessary, and

Reinsured Net Amount at Risk will be recalculated, using the new Specified Amount.

If the reduction is on a policy not reinsured under this Agreement, the reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. As a result of such reductions, to the extent necessary, the Ceding Company will recalculate the full available retention defined in

Exhibit A for each policy reinsured under this Agreement and recalculate Ceding Company's

Retained Share and Reinsured Net Amount at Risk for the policy.

Reductions in reinsurance under this provision shall be proportionate to the Reinsurer's share of the total amount of reinsurance on the policy.

7.2Noncontractual Increases

If the amount of insurance is increased as a result of a noncontractual change, the increase will be underwritten by the Ceding Company in accordance with its customary standards and procedures. The policy will be reinsured under this Agreement using the total risk amount as adjusted in accordance with Article 5. For purposes of reinsurance, the original age and duration of the policy will be used for the total risk amount; however the underwriting class will be based on the most recent assessment and may differ from the underwriting classification in effect prior to the increase. The Reinsurer's approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the total amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B – Plans Covered and Binding Limits.

7.3Contractual Increases

Increases in the Net Amount at Risk of the Base Policy caused by an Automatic Increasing Benefit Rider shall be reinsured as described in Article 5 without regard to the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B, provided that the total of all such increases to the Specified Amount of a single policy does not exceed seven hundred fifty thousand dollars ($750,000).

7.4Risk Classification Changes

If the policyholder requests a table rating reduction, removal of a flat extra, or change in smoking status, such change will be underwritten according to the Ceding Company's normal underwriting practices. For purposes of reinsurance, the original age and duration of the policy will be used to calculate reinsurance premiums, but the underwriting class will be changed if approved by the Ceding Company on a prospective basis from the date of improvement in risk classification. Risk classification changes on facultative policies will be subject to the Reinsurer's approval.

7.5Reinstatement

If a policy is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures, the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage. If the policy was facultatively reinsured, approval by the Reinsurer will only be required prior to the reinstatement of the reinsurance if the Ceding Company's regular reinstatement rules indicate that more evidence than a Statement of Good Health is required. Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the reinsurance premiums that would have accrued had the policy not lapsed, together with interest at the same rate as the Ceding Company receives under its policy, and for the period for which the Ceding Company received premiums in arrears and interest.

Article 8

REPLACEMENTS AND CONVERSIONS

8.1Internal Replacements [*]

If a policy reinsured under this Agreement is internally exchanged or replaced with another policy, reinsurance will continue under this Agreement or, if applicable, any different agreement between the parties providing reinsurance coverage for the new policy. In that event, reinsurance premium rates will be based on issue age and duration of the original policy and underwriting classification of the new policy, and Reinsurer's share shall be as provided in this Agreement, unless otherwise indicated in the internal exchange provisions of the reinsurance agreement that covers the new policy. Notwithstanding the foregoing, if there is a reinsurance agreement between the parties providing reinsurance coverage for the new policy and such agreement treats the policy as new business, then the issue age, duration, and underwriting classification shall be based on the new policy, and Reinsurer's share shall be as provided in the reinsurance agreement covering the new policy.

8.2Conversions

For the Reinsurer's share of policies ceded to Reinsurer prior to 2009, contractual term conversions from Ceding Company's term insurance policies or riders (such as an Other

Insured Rider or Children's Insurance Rider) to a policy reinsured under this Agreement will be covered and treated the same as any other new business under this Agreement except the issue age and issue date of the original term policy or rider shall apply. Reinsurance premium rates payable to Reinsurer for converted policies and Reinsurer's share, if any, shall be the conversion reinsurance premiums and Reinsurer's share as provided in any reinsurance agreement that covered the original term policy or rider.

For all other policies and portions of policies, contractual term conversions from Ceding

Company's term insurance policies or riders (such as an Other Insured Rider or Children's

Insurance Rider) to a policy reinsured under this Agreement will be covered and treated the same as any other new business under this Agreement except the issue age and issue date of the original term policy or rider shall apply for purposes of determining reinsurance premium rates and Reinsurer's share, if any, shall be as provided in any reinsurance agreement that covered the original term policy or rider. [*]

8.3Transition

Following introduction of plans covered by this Agreement, as specified in Exhibit B - Plans Covered and Binding Limits, in any given state, a policy issued on any existing Ceding Company life plans may be returned for a policy on the new plans without requiring additional underwriting evidence, if the policyowner's request for the new policy is made within the original policy's free-look period. For purposes of this paragraph, the free-look period administered by Ceding Company will be ninety (90) days. The underwriting class may be improved in this event only if the insured fully qualifies for the new class based on the underwriting evidence submitted for the original application. The new policy shall be treated as new business under this Agreement reinsured automatically or facultatively, as applicable, subject to the terms herein.

Article 9

CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy or rider reinsured under this Agreement, and any additional benefits specified in Exhibit B − Plans Covered and Binding Limits, which are provided by the underlying policy and are reinsured under this Agreement.

9.1Notice

The Ceding Company will advise the Reinsurer, as soon as reasonably possible, after it receives a notice of a claim on a policy reinsured under this Agreement. Upon receiving a notice of claim, Ceding Company shall provide the Reinsurer with a Notice of Reinsurance Claim. The Notice of Reinsurance Claim will include the insured's name and date of birth, the policy number, the policy issue date, the Specified Amount, the risk amount reinsured with the Reinsurer, and the cause and date of death.

9.2Claim Settlement Process [*]

9.3Amount and Payment of Reinsurance Benefits

As soon as the Ceding Company receives proper claim notice and proof of claim from a claimant or beneficiary, and the claim has been reviewed and settled in accordance with the process described in Article 9.2, the Ceding Company may seek reinsurance benefits by submitting Proof of Claim to the Reinsurer.

Proof of Claim shall mean proof of payment by the Ceding Company, an itemized statement of benefits paid by the Ceding Company, and a copy of the insured's death certificate. Upon receipt of Proof of Claim, the Reinsurer will promptly pay the reinsurance benefits due the Ceding Company. The Ceding Company's contractual liability for policies reinsured under this

Agreement is binding on the Reinsurer, provided that the claim was paid in good faith and the company's standard practices were followed in the adjudication of the claim.

Notwithstanding the foregoing, the Reinsurer retains the right upon reasonable notice to request and receive claim papers on any claim for audit purposes, provided payment of such claims shall not be delayed pending the audit. Claims shall be paid promptly upon submission of a proper proof of reinsurance claim subject to the other provisions contained herein. Reinsurer assures Ceding Company that such requests for additional documents prior to payment of any claim will be made only occasionally and not routinely unless warranted by factors such as suspected fraud or other identifiable concerns. In any event, Reinsurer shall pay claims covered under this Agreement within thirty (30) calendar days of receipt of the Proof of Claim.

The total reinsurance recoverable from all reinsurers will not exceed the Ceding Company's total contractual liability on the policy, less the amount retained; provided such limitation shall not relieve Reinsurer from any liability under Article 9.8 below. The maximum reinsurance death benefit payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with the Reinsurer; provided such maximum shall not relieve Reinsurer from any liability under Article 9.8 below. The Reinsurer will also pay its proportionate share of interest that the Ceding Company pays on the death proceeds until the date of settlement.

Death benefit payments will be made in a single sum, regardless of the Ceding Company's settlement options.

9.4Contested Claims [*]

9.5Claim Expenses

The Reinsurer will pay its share of reasonable claim investigation and legal expenses connected with the investigation, settlement, or litigation of claims unless the Reinsurer has discharged its liability pursuant to Article 9.4 above. If the Reinsurer has so discharged its liability, the Reinsurer will not participate in any expenses incurred thereafter in connection with the claim.

The Reinsurer will not reimburse the Ceding Company for routine claim and administration expenses, including the Ceding Company's home office expenses and any legal expenses other than third party expenses incurred by the Ceding Company. The Reinsurer will not reimburse expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.

9.6Misrepresentation or Suicide

If the Ceding Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund all reinsurance premiums received on that policy without interest to the Ceding Company in lieu of any other form of reinsurance benefit payable under this Agreement; however, in the event there is litigation, settlement, or other disposition of a claim in connection with the policy, the parties will follow the process described in Section 9.4., above..

9.7Misstatement of Age or Sex

In the event of a change in the amount of the Ceding Company's liability on a reinsured policy due to a misstatement of age or sex, the Reinsurer's liability will change proportionately.

Reinsurance premiums will be adjusted from the inception of the policy, and any difference will be settled without interest.

9.8Extra Contractual Obligations

The Reinsurer will not participate in Punitive Damages or Compensatory Damages that are awarded against the Ceding Company as a result of an act, omission, or course of conduct committed solely by the Ceding Company, its agents, or representatives in connection with claims covered under this Agreement.

However, the parties recognize that circumstances may arise in which equity would require the Reinsurer, to the extent permitted by law, to share proportionately in Extra Contractual Obligations. Such circumstances are difficult to define in advance, but would generally be those situations in which the Reinsurer, in writing, recommended, consented to, or ratified the act or course of conduct of the Ceding Company that ultimately resulted in the assessment of the Extra Contractual Obligations. In those situations, the Reinsurer shall be responsible for paying its proportionate share of the Extra Contractual Obligations.

For purposes of this Agreement, Extra Contractual Obligations includes Punitive Damages, Compensatory Damages, Statutory Penalties and any other damages or penalties other than or in addition to payment of policy benefits. The foregoing terms are defined as follows:

"Punitive Damages" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

"Compensatory Damages" are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

"Statutory Penalties" are those amounts awarded as a penalty, but are fixed in amount by statute.

Article 10

CREDIT FOR RESERVES

10.1The Parties intend that the Ceding Company will receive statutory reserve credit in its state of domicile for the insurance risks ceded to the Reinsurer. The Parties agree to make all reasonable efforts to ensure that this is accomplished. The Ceding Company does not expect to receive statutory reserve credit for any necessary deficiency reserves.

Article 11

RETENTION LIMIT CHANGES

11.1The Ceding Company reserves the right to change its retention limits as shown in Exhibit A − Retention Limits of the Ceding Company, in which case it will provide the Reinsurer with written notice of the intended changes ninety (90) days in advance of their effective date. For new business, the Ceding Company may increase the percentage used to determine its Retained Share under this Agreement, its Per Life Retention Limit, or both.

A change to the Ceding Company's retention limits will not affect the reinsured policies in force except as provided for in Article 12.

Article 12

RECAPTURE

12.1Whenever the Ceding Company, pursuant to Article 11, increases its retention limits over the retention limits set forth in Exhibit A − Retention Limits of the Ceding Company, the Ceding Company has the option to recapture certain risk amounts. If the Ceding Company has maintained its stated retention for the plan and the insured's age, sex, and mortality classification on an automatic risk, or at least the lesser of its Per Life Retention Limit or [*] on a facultative risk, it may apply its increased retention limits to reduce the amount of reinsurance in force as follows:

(a)The Ceding Company must give the Reinsurer ninety (90) days written notice prior to its intended date of recapture.

(b)The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made until a policy has been in force for a duration of at least [*].

(c)If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Article must be recaptured up to the Ceding Company's new retention limits in a consistent manner and the Ceding Company must increase its total amount of insurance retained on each reinsured life. The Ceding Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

For the sake of clarity, the increased retention limits used as a basis to reduce the amount of reinsurance in force may be the result of an increase in the Ceding Company's Per Life Retention, an increase to the [*] quota share retention rate outlined in Exhibit A, or both.

Recapture for a policy may occur at different times because of different duration requirements under various reinsurance agreements. For a policy subject to recapture from the Reinsurer that has met the duration requirement in clause (b) above, the revised Reinsured Net Amount at Risk shall be determined using Ceding Company's Retained Share as if the policy were eligible for recapture from all reinsurers who have a share of the risk on that policy (or who had a share of risk on that policy prior to an earlier recapture). For a policy not yet subject to recapture from the Reinsurer because of an unattained duration requirement, Reinsured Net Amount at Risk will continue being determined using Ceding Company's Retained Share as provided for in Exhibit A as if the policy were not eligible for recapture by any of the reinsurers who have or had a share of the risk on the policy.

The amount of reinsurance eligible for recapture is based on the Net Amount at Risk as of the date of recapture. For a policy issued as a result of an exchange or conversion, the policy date and current duration of the new policy and the recapture provisions under this Agreement will be used.

Following the effective date of recapture, the Reinsurer will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Ceding Company has overlooked inadvertently.

If the Ceding Company transfers business that is reinsured under this Agreement to a successor ceding company, then the successor ceding company has the option to recapture the reinsurance in accordance with the recapture criteria outlined in this Article, but only if the successor ceding company has or adopts a higher maximum retention limit than that applicable to the block of business subject to recapture.

The terms and conditions for the Ceding Company to recapture reinsured policies, as made necessary by the insolvency of the Reinsurer, are set forth in Article 16.3 − Insolvency of the Reinsurer. The terms and conditions for the Ceding Company to recapture reinsured policies as a result of rate actions taken by the Reinsurer are set forth in Article 6.5 – Premium Rates.

No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as justification for the increase in retention limits.

Article 13

GENERAL PROVISIONS

13.1Currency

All payments and reporting by both parties under this Agreement will be made in United States dollars.

13.2Premium Tax

The Reinsurer will not reimburse the Ceding Company for premium taxes.

13.3Minimum Cession

There are no minimum initial automatic cession limits under this Agreement.

13.4Inspection of Records

The Reinsurer and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and documents (excluding any document or information that is privileged) relating to the business reinsured under this Agreement. Such access will be provided during regular business hours at the office of the inspected party.

13.5Interest Rate

If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using the ninety (90) day Federal Government Treasury Bill rate as reported in the Wall Street Journal in the month following the end of the billing period plus fifty (50) basis points. The method of calculation will be simple interest "Bankers' Rule" (or three hundred sixty (360) day year).

13.6Notices

Notices made by either party for purposes of Articles 6, 11, 12, 16, 18, 19, and 22 (or for the purpose of changing the address or addressee information contained in this Article 13.6) shall be in writing and signed by an authorized officer of the notifying party. Such notices shall be deemed to have been duly given on the date of delivery, if delivered personally, or on the date postmarked if sent by certified mail. Notice must be properly addressed as follows:

(a)The Ceding Company: [*]

(b)The Reinsurer:

[*]

All other communications between the parties under this Agreement may be effected by authorized personnel by telephone, electronic mail, facsimile transmission, written correspondence or other commercially reasonable and customary means of communication.

13.7Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York notwithstanding any state's choice of law rules to the contrary. In the event it should become necessary for the Ceding Company to seek enforcement of an arbitration award or decision through legal process as provided for in Article 19 below, the Reinsurer agrees to submit to the jurisdiction of any court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction with respect to the matters arising hereunder.

13.8OFAC Compliance

The Ceding Company and the Reinsurer each represents that it has policies and procedures in place to ensure compliance with all laws, regulations, judicial and administrative orders applicable to the party and to the business reinsured under this Agreement, as they pertain to sanction laws administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), and with Trade Embargo Laws (collectively (the "Laws"). Neither party will be required to take any action under this Agreement that would violate said Laws, including, but not limited to, making any payments in violation of the Laws.

The Ceding Company agrees to, prior to ceding any risk to the Reinsurer under this Agreement, screen each risk to ensure that an owner, insured, or beneficiary is not on the OFAC list of

Specially Designated National and Blocked Persons (a "Prohibited Person"). The Company will not cede or otherwise transfer to the Reinsurer any liabilities under any policy if an owner, insured, or beneficiary of such policy is a prohibited Person.

Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Laws, the party who first becomes aware of the violation will notify the other party within five (5) business days of such discovery and the Ceding Company will provide to the Reinsurer written notice of all information known by the Ceding Company regarding the identity of the Prohibited Person, including the name, date of birth, residence, social security number or other governmental identification number of such Prohibited Person. The parties will cooperate in order to take all necessary corrective actions to comply with the Laws.

13.9Survival

All provisions of this Agreement will survive its termination to the extent necessary to carry out the purposes of this Agreement or to ascertain and enforce the parties' rights and obligations hereunder existing at the time of termination.

13.10Non-Waiver

No waiver by either party of any violation or default by the other party in the performance of any promise, term, or condition of this Agreement will be construed to be a waiver by such party of any other or subsequent default in performance of the same or any other promise, term or condition of this Agreement. No prior transactions or dealing between the parties will be deemed to establish any custom or usage waiving or modifying any provision hereof. The failure of either party to enforce any part of this Agreement will not constitute a waiver by such party of its right to do so, nor will it be deemed to be an act of ratification or consent.

13.11Non-Transferability [*]

Article 14

DAC TAX

14.1The parties to this Agreement agree to the following provisions pursuant to Section 1.848- 2(g)(8) of the Income Tax Regulations (26 C.F.R.).

(a)The term 'party' refers to either the Ceding Company or the Reinsurer, as appropriate.

(b)The terms used in this Article are defined by reference to Regulation 1.848-2.

(c)The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

(d)Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

(e)The Ceding Company will submit a schedule to the Reinsurer by April 1 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of the Reinsurer's receipt of the Ceding Company's calculation. If the Reinsurer does not so advise the Ceding Company within the required timeframe, the Reinsurer will report the net consideration as determined by the Ceding Company in the Reinsurer's tax return for the previous calendar year.

(f)If the Reinsurer contests the Ceding Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Ceding Company and the Reinsurer reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year. In the event that the parties fail to reach an agreement, the Ceding Company's calculation shall be used in the event the difference between the calculations results in net consideration that is less than $100,000. In the event that the parties do not reach an agreement and the difference in calculations of net considerations is $100,000 or greater, the parties agree that the determination shall be made by an outside accounting firm to be agreed upon by both parties that is not the current auditor of either company. The decision of the accounting firm shall be final.

(g)The election made by this Article shall be effective in the first taxable year for which the Agreement is in effect. Each party agrees to attach a schedule to its federal income tax return for the first year in which the election is effective that identifies this Agreement as one for which an election is made under Section 1.848-2(g)(8).

(h)Both the Ceding Company and the Reinsurer represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

Article 15

OFFSET

15.1Any debts or credits, in favor of or against either the Reinsurer or the Ceding Company with respect to this Agreement or any other reinsurance agreement between the parties, are deemed mutual debts or credits and will be offset and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

Article 16

INSOLVENCY

16.1Insolvency of a Party to this Agreement

A party to this Agreement will be deemed insolvent when it:

(a)applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor of its properties or assets; or

(b)is adjudicated as bankrupt or insolvent; or

(c)files or consents to the filing of a petition in bankruptcy, seeks reorganization or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute; or

(d)becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

16.2Insolvency of the Ceding Company

In the event of the insolvency of the Ceding Company, all reinsurance payments will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Ceding Company, without diminution because of the insolvency, for those claims allowed against the Ceding Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Ceding Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to the Reinsurer of all pending claims against the Ceding Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Ceding Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

The Reinsurer will be liable only for its proportionate share of the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

16.3Insolvency of the Reinsurer

In the event of the Reinsurer's insolvency and upon giving written notice to the Reinsurer, the Ceding Company may, at its option, immediately terminate this Agreement with respect to the reinsurance of new business and may recapture all of the business reinsured by the Reinsurer under this Agreement.

Any recapture fee will be mutually agreed upon by the Ceding Company and the Reinsurer, its rehabilitator, conservator, liquidator or statutory successor.

Article 17

ERRORS AND OMISSIONS

17.1If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as "errors"), the Reinsurer or the Ceding Company fails to comply with the terms of this

Agreement and if, upon discovery of the error by either party, the other is promptly notified and corrective action is promptly taken, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest. It is understood, however, that interest will not be included when routine underpayments or overpayments of reinsurance premiums are discovered and promptly corrected according to the terms of this Agreement.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

However, the Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will the Reinsurer be responsible for grossly negligent or deliberate acts in administration by the Ceding Company. If either party discovers that the other party has failed to cede or accept reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the party at fault may be requested to audit its records for similar errors and to take the actions necessary to rectify the situation and avoid similar errors in the future.

It is understood Ceding Company may make corrections regarding individual policies ceded to Reinsurer, provided such corrections are reflected in the monthly reports described in Exhibit E

– Self-Administered Reporting on the report of changes and terminations or other appropriate transaction report.

Article 18

DISPUTE RESOLUTION

18.1In the event of a dispute, the parties agree to the following process of dispute resolution. Within fifteen (15) days after the Reinsurer or the Ceding Company has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

Article 19

ARBITRATION

19.1It is the intention of the Reinsurer and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. However, if the Reinsurer and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, and the dispute cannot be resolved through the dispute resolution process described in Article 18 − Dispute Resolution, the dispute will be decided through arbitration as a precedent to any right of action hereunder.

To initiate arbitration, either the Ceding Company or the Reinsurer will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within thirty (30) days of the appointment of the second arbitrator, then the appointment of the third arbitrator will be left to the ARIAS-U.S (the AIDA Reinsurance & Insurance Arbitration Society).

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

Article 20

CONFIDENTIALITY

20.1The Ceding Company and the Reinsurer agree that Customer and Proprietary Information belonging to the other party will be treated as confidential. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company. Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms, and the specific terms and conditions of this Agreement.

Customer and Proprietary Information will not include information that:

(a)is or becomes available to the general public through no fault of the party receiving the

Customer or Proprietary Information (the "Recipient");

(b)is independently developed by the Recipient;

(c)is acquired by the Recipient from a third party not covered by a confidentiality agreement; or

(d)is disclosed under a court order, law or regulation.

The parties will not disclose Customer and Proprietary Information belonging to or received from the other party, to any other parties unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, or as required or allowed by law or regulation. In no event will information pertaining to the policyholders, insureds and clients of the Ceding Company be disclosed to a third party by Reinsurer if such disclosure would constitute or cause a violation of state or federal privacy laws.

The Ceding Company acknowledges that the Reinsurer can aggregate data with other companies reinsured with the Reinsurer for its own internal purposes. However, the Reinsurer shall not disclose or release the aggregate data to any third party in a manner that would allow, directly or indirectly, identification of the Ceding Company or any specific policyholder based on name, address, social security number, or other personally identifiable information or characteristic.

Article 21

SEVERABILITY

21.1If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

Article 22

DURATION OF AGREEMENT

22.1This Agreement is unlimited as to its duration. The Ceding Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving ninety (90) days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

During the notification period, the Ceding Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement.

Article 23

EXECUTION

23.1This Agreement is effective as of [*] and applies to all eligible policies with issue dates on or after such date, and to eligible policies applied for on or after such date that were backdated for up to six (6) months. This Agreement has been made in duplicate and is hereby executed by both parties.

RiverSource Life Insurance Co. of New York	[*]

[*]

Exhibit A

RETENTION LIMITS OF THE CEDING COMPANY

[*]

A-1

Exhibit B

PLANS COVERED AND BINDING LIMITS

[*]

B-1

Exhibit C

FORMS, MANUALS, AND ISSUE RULES

C.1 The parties affirm that Ceding Company's retention schedule, underwriting guidelines, issue rules, premium rates and policy forms applicable to the reinsured policies and in use as of the effective date have been supplied to and accepted by the Reinsurer.

The Ceding Company will promptly notify the Reinsurer of any proposed material changes in its underwriting guidelines. This Agreement will not extend to policies issued pursuant to such changes unless the Reinsurer has consented in writing to accept policies subject to such changes.

It is the Ceding Company's responsibility to ensure that its practices and applicable forms are in compliance with current Medical Information Bureau (MIB) guidelines.

C-1

Exhibit D

REINSURANCE PREMIUMS

[*]

D-1

SCHEDULE D-1

[*]

D1-1

Exhibit E

SELF-ADMINISTERED REPORTING

E.1 The Ceding Company will self-administer all reinsurance reporting. The Ceding Company will send the Reinsurer the reports listed below at the frequency specified.

Monthly Transaction Reports

1.New Business

2.First Year – Other than New Business

3.Renewal Year

4.Changes and Terminations

5.Accounting Information

Quarterly Periodic Reports

6.Statutory Reserve Information

7.Policy Exhibit Information

8.Inforce

A brief description of the data requirements follows below.

Transaction Reports

The Ceding Company will report policy data using the Quasar (R2) system.

1.New Business

This report will include new issues only, the first time the policy is reported to the Reinsurer. Automatic and Facultative business will be identified separately.

2.First Year – Other than New Business

This report will include policies previously reported on the new business detail and still in their first duration, or policies involved in first year premium adjustments.

3.Renewal Year

All policies with renewal dates within the Accounting Period will be listed.

4.Changes and Terminations

Policies affected by a change during the current reporting period will be included in this report. Type of change or termination activity must be clearly identified for each policy.

The Ceding Company will identify the following transactions either by separate listing or unique transaction codes: Terminations, Reinstatements, Changes, Conversions, and Replacements. For Conversions and Replacements, the Ceding Company will report the original policy date, as well as the current policy date.

5.Accounting Information

Premiums and allowances will be summarized for Life coverages, Benefits, and Riders by the following categories: Automatic and Facultative, First Year and Renewals.

Periodic Reports

6.Statutory Reserve Information

Statutory reserves will be summarized for Life coverages, Benefits and Riders. The Ceding Company will specify the reserve basis used.

7.Policy Exhibit Information

This is a summary of transactions during the current period and on a year-to-date basis, reporting the number of policies and reinsured amount.

8.Inforce

This is a detailed report of each policy in force.

Exhibit F

APPLICATION FOR FACULTATIVE REINSURANCE

Submitted to: (Reinsurers)

From:			Date:
(Ceding Company)
Policy Number:		Increasing Amount: Yes			No
Plan Name:		If increasing, ultimate amount:
			Birth Date		Tobacco Pref
Last Name	First	Middle	M/D/Y	Sex	Class
Use

Joint Insured

Life	Specify others, e.g. Second Life, Waiver, ADB,
etc.

Previous inforce with co.:

Of which we retain:

Now applying for:

Of which we will retain:

Reins. Amount applied for:

In excess of Jumbo: Yes	No

Our Mortality Assessment:

(table &/or flat extra)

Occupation/Avocation

Enclosed Requirements

If Replacement: Internal	External

Special Risk Features:	Aviation
Foreign/Travel

Requirements to follow

F-1

Remarks

Underwriting Contact:	Tel #:

e-mail:

F-2